UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Capital Bank Financial Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

139794 101
(CUSIP Number)

Ross A. Oliver

Crestview Partners

667 Madison Avenue, 10th Floor

New York, NY 10065

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,908,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,908,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,908,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.77%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview-NAFH, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,858,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,858,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.59%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.19%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 1, dated November 24, 2015 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2012 by Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Partners II, L.P. (“Crestview DE”), Crestview Partners II (FF), L.P. (“Crestview FF”), Crestview Partners II (TE), L.P. (“Crestview TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Cayman”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview FF Cayman”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview 892 Cayman”), Crestview-NAFH, LLC (“Crestview-NAFH”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Merger Agreement

On November 22, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between CommunityOne Bancorp, a North Carolina corporation (“CommunityOne”) and the Issuer, pursuant to which, at the Effective Time (as defined in the Merger Agreement), CommunityOne will merge with and into the Issuer, and the Issuer will continue its corporate existence under the laws of the State of Delaware (the “Merger”). Additionally, at the Effective Time and subject to the terms and conditions of the Merger Agreement, each share of CommunityOne’s Common Stock issued and outstanding immediately prior to the Effective Time (other than Exception Shares (as defined in the Merger Agreement)) will be converted into the right to receive, at the election of the holder but subject to proration, either:

(i)	$14.25 in cash without interest (the “Cash Consideration”; the shares of CommunityOne Common Stock electing to receive the Cash Consideration, the “Cash Election Shares”), or

(ii)	0.4300 shares of common stock of the Issuer (the “Stock Consideration”) (subject to the payment of cash in lieu of fractional shares).

The Support Agreement

Consummation of the Merger is subject to customary conditions, including the receipt of the Requisite Parent Vote (as defined in the Merger Agreement) approving the Merger Agreement. In support of obtaining the Requisite Parent Vote, and concurrently with the execution and delivery of the Merger Agreement on November 22, 2015, Crestview-NAFH and CommunityOne entered into a letter agreement (the “Support Agreement”), pursuant to which Crestview-NAFH agreed to vote the Class A Shares of the Issuer beneficially owned by it and entitled to vote as of the date hereof (the “Investor Shares”) (i) in favor of approval of the Merger Agreement and any other matter required to be approved by the shareholders of the Issuer to consummate the transactions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to approval of the Merger Agreement and any alternative acquisition proposals and (iii) in favor of any postponement, recess or adjournment at any meeting of the shareholders of the Issuer relating to any of the matters set forth in the clauses (i) or (ii) if the Issuer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote. The obligation of Crestview-NAFH to vote the Investor Shares in favor of approval of the Merger Agreement and against alternative transactions will terminate and be of no further force or effect if the Merger Agreement shall have been amended or modified to increase the amount of merger consideration or cause the receipt of the merger consideration to be taxable to the holders of CommunityOne’s common stock without Crestview-NAFH’s written consent.

Pursuant to the Support Agreement, prior to the effective time of the merger, Crestview-NAFH agreed not to offer, sell, transfer, pledge or otherwise dispose of the Investor Shares or enter into any other voting arrangement with respect to the Investor Shares, subject to certain specified exceptions including in connection with a broadly marketed public offering of Investor Shares following the receipt of the Requisite Parent Vote.

The foregoing summary of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 6 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 2,908,760 Class A Shares, or approximately 10.77% of the 27,005,829 outstanding Class A Shares of the Issuer as described in the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 24, 2015.

Crestview-NAFH is the direct beneficial owner of 2,858,760 Class A Shares. Each of the Reporting Persons (other than Crestview Advisors) may be deemed to beneficially own the 2,858,760 Class A Shares directly held by Crestview-NAFH.

Crestview Advisors is the direct beneficial owner of 25,000 vested options to purchase Class A Shares and 25,000 Class A Shares.

Crestview GP may be deemed to beneficially own the 50,000 Class A Shares directly held by Crestview Advisors.

Each Reporting Person disclaims beneficial ownership of the Class A Shares except to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Class A Shares.

(b) Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 1, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 6	Support Agreement, dated as of November 22, 2015, between Crestview-NAFH and CommunityOne.	Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K as filed by the Issuer on November 24, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2015

Crestview Partners II GP, L.P.

By:	Crestview, L.L.C., as general partner
By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.

Crestview Partners II (FF), L.P.

Crestview Partners II (TE), L.P.

Crestview Offshore Holdings II (Cayman), L.P.

Crestview Offshore Holdings II (FF Cayman), L.P.

Crestview Offshore Holdings II (892 Cayman), L.P.

By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview-NAFH, LLC

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Vice President

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer